EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Significant Subsidiaries

Company	Jurisdiction of Incorporation	Percentage of Voting Securities Owned by Registrant	Number of US subsidiaries	Number of Non-US subsidiaries
Omnicom APIMA Holdings Limited	Hong Kong	100%		67
Omnicom Capital Inc.	Connecticut	100%		1
Omnicom Europe Limited	United Kingdom	100%	7	530
Omnicom Group (Asia Pacific) Pte. Ltd.	Singapore	100%		28
BBDO Worldwide Inc.	New York	100%	22	73
DDB Worldwide Communications Group Inc.	New York	100%	20	60
TBWA Worldwide Inc.	New York	100%	8	18
DAS Holdings Inc.	Delaware	100%	41	12
Omnicom Media Group Holdings Inc.	Delaware	100%	43	4